

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Vadim Mats
Chief Executive Officer
The NFT Gaming Company, Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ 07068

> **Re: The NFT Gaming Company, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 28, 2022**
> **CIK No. 0001895618**

Dear Mr. Mats:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Business, page 45

1.   As previously requested in prior comment 4, please supplementally provide us with a revised legal analysis addressing the issues raised in the fourth and fifth bullet points.

2.   We note your response to prior comment 12 of our April 27 letter. Please revise to clarify that any determination of the company is not binding on regulators or courts. Please also revise to clarify whether your policies and procedures include regular or periodic reassessments of crypto assets in light of the ongoing development of your business, as well as developments affecting crypto assets more generally (such as legislative or regulatory actions).

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Matt Derby, Staff Attorney, at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Richard Friedman